Exhibit 12.1

LANDRY’S RESTAURANTS, INC

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2010	2009
Income from continuing operations, before taxes	$1,079,518	$20,886,049
Fixed charges, as adjusted	68,813,653	62,598,279

	$69,893,171	$83,484,328

Fixed charges:
Interest expense including amortization of debt costs	$58,999,498	$53,318,509
Capitalized interest	193,243	3,720,033
Interest factor on rent (1/3 rent expense)	9,814,155	9,279,770

Total fixed charges	69,006,896	66,318,312
Less capitalized interest	(193,243)	(3,720,033)

Fixed charges, as adjusted	$68,813,653	$62,598,279
Ratio of earnings to fixed charges	1.0	1.3